For immediate release
LION ELECTRIC ANNOUNCES FIRST QUARTER 2022 RESULTS
MONTREAL, QUEBEC - May 3, 2022 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the first quarter of fiscal year 2022, which ended on March 31, 2022. Lion reports its results in US dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q1 2022 FINANCIAL HIGHLIGHTS

•Delivery of 84 vehicles, an increase of 60 vehicles, as compared to the 24 delivered in the same period last year.
•Revenue of $22.6 million, up $16.4 million as compared to $6.2 million in Q1 2021.
•Gross loss of $0.9 million, as compared to a gross loss of $1.8 million in Q1 2021.
•Net earnings of $2.1 million, as compared to a net loss of $16.1 million in Q1 2021. Net earnings for Q1 2022 include a $21.5 million gain related to non-cash decrease in the fair value of share warrant obligations and a $3.8 million charge related to non-cash share-based compensation, compared to a $5.2 million charge related to non-cash share-based compensation in Q1 2021.
•Adjusted EBITDA1 of negative $11.3 million, as compared to negative $5.9 million in Q1 2021, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $34.9 million, up $33.8 million, as compared to $1.1 million in Q1 2021.
•Acquisition of intangible assets, which mainly consist of R&D activities, amounted to $15.0 million, up $8.5 million, as compared to $6.5 million in Q1 2021.
•As of March 31, 2022, Lion had $155.5 million in cash, and access to a committed revolving credit facility in the maximum principal amount of $200 million, as well as available support from the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the Lion Campus.

BUSINESS UPDATES
•More than 600 vehicles on the road, with over 10 million miles driven.
•Vehicle order book2 of 2,422 all-electric medium- and heavy-duty urban vehicles as of May 3, 2022, consisting of 286 trucks and 2,136 buses, representing a combined total order value of approximately $600 million based on management's estimates.
•LionEnergy order book2 of 241 charging stations and related services as of May 3, 2022, representing a combined total order value of approximately $3.0 million.
•12 Experience Centers in operation in the United States and Canada
•Tenant improvement work as well as the installation of critical production and other equipment advancing at the new leased 900,000 sq-ft U.S. manufacturing facility in
1 Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Measures and Other Performance Metrics” section of this press release.
2 See “Non-IFRS Measures and Other Performance Metrics” section of this press release

Joliet, Illinois (the "Joliet Facility"). Vehicle production expected to begin in the second half of 2022.
•Construction and development work for the battery manufacturing plant is advancing, including the installation of the prototype module production line at JR Automation's facilities in Troy, Michigan, the production of the first prototype pack, and the completion of the steel structure for the battery plant building in Mirabel. Production of battery packs and modules is expected to begin in the second half of 2022.
•Several new key partnerships announced with truck upfitters to provide new fully electrified refrigerated, dry freight and aluminum stake body options for the Lion6 zero-emission urban truck. The new partnerships include equipment upfit options from industry leaders Morgan Truck Body, Thermo King, Knapheide and CM Truck Beds.
•Launch of a new lightweight, aerodynamic, 100% electric heavy-duty truck on the Lion6 chassis, together with Transit Truck Bodies that is suited for last-mile urban delivery, that was developed under an upfitter partnership model.
•As of May 3, 2022, Lion had approximately 1,100 employees, of which over 300 were in its Engineering and R&D departments.

“We are pleased with our Q1 performance. Despite the ongoing challenges in the supply chain environment, we continued to experience improvements and achieved a record number of quarterly vehicle deliveries. We also sustained momentum in vehicle manufacturing and we expect that cadence of production, and therefore of deliveries, should gradually improve over the rest of the coming year,” commented Marc Bedard, CEO – Founder of Lion. “As we celebrate our first year as a public company, we continue to build the foundations of our long-term growth and are excited to see that the movement towards electrification of transports continues to gain strong momentum, as demonstrated by unprecedented government funding packages announced in the U.S. and Canada over the past few months“, concluded Marc Bedard.
SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF FISCAL YEAR 2022

Revenue

For the three months ended March 31, 2022, revenue amounted to $22.6 million, an increase of $16.4 million compared to three months ended March 31, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 60 units, from 24 units (18 school buses and 6 trucks; 22 vehicles in Canada and 2 vehicles in the U.S.) for the three months ended March 31, 2021, to 84 units (72 school buses and 12 trucks; 80 vehicles in Canada and 4 vehicles in the U.S.) for the three months ended March 31, 2022. Revenues for the three months ended March 31, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels. In addition, the school bus unit mix for the three months ended March 31, 2022, as well as discounted pricing on certain trucks that were sold in the context of new product launches, had a negative impact on average selling prices per unit. Revenues generated from sales of LionEnergy and aftermarket parts during the three months ended March 31, 2022 were also slightly lower than during the three months ended December 31, 2021.

Cost of Sales

For the three months ended March 31, 2022, cost of sales amounted to $23.6 million, representing an increase of $15.5 million, compared to the three months ended March 31, 2021. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.

Gross Loss

For the three months ended March 31, 2022, gross loss decreased by $0.9 million to negative $0.9 million, compared to negative $1.8 million for the three months ended March 31, 2021. The decrease included the positive gross profit impact of increased sales volumes, mainly offset by the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges.

Administrative Expenses

For the three months ended March 31, 2022, administrative expenses (which included $2.8 million of non-cash share-based compensation) increased by $4.7 million from $6.3 million for the three months ended March 31, 2021, to $11.0 million. The increase was mainly due to an increase in expenses reflecting Lion’s status as a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities. Administrative expenses for the three months ended March 31, 2022, also includes an expense of $0.9 million relating to the procurement of director and officer ("D&O") insurance on terms reflecting the public-company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.

Selling Expenses
For the three months ended March 31, 2022, selling expenses (which included $1.0 million of non-cash share-based compensation) increased by $1.0 million, from $4.4 million for the three months ended March 31, 2021, to $5.4 million. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

Finance Costs

For the three months ended March 31, 2022, finance costs decreased by $2.7 million, from $3.9 million for the three months ended March 31, 2021, to $1.2 million. The decrease was driven primarily by lower interest expense on long term debts, the non-recurrence of interest expense on convertible debt instruments and accretion expense on retractable common shares which were repaid on May 6, 2021, partially offset by an increase in interest costs related to lease liabilities.

Foreign Exchange Loss (Gain)
Foreign exchange gains and losses relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities.

Foreign exchange loss for the three months ended March 31, 2022, was $0.9 million compared to a gain of $0.2 million for the three months ended March 31, 2021, largely as a result of a strengthening of the Canadian dollar relative to the US dollar during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021.

Change in fair value of share warrant obligations
Change in fair value of share warrant obligations resulted in a gain of $21.5 million for the three months ended March 31, 2022, compared to a gain of $0.1 million for the three months ended March 31, 2021, and was related to the warrants issued to a specified customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021. The gain for the three months ended March 31, 2022 results mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Net Earnings (Loss)
For the three months ended March 31, 2022, net earnings were $2.1 million, as compared to a net loss of $16.1 million for the three months ended March 31, 2021. The increase in net earnings (loss) for the three months ended March 31, 2022 compared to the three months ended March 31, 2021 was largely due to the gain related to the fair value of share warrant obligations, partially offset by higher administrative and selling expenses.

COMPANY HEADCOUNT

As of May 3, 2022, Lion had approximately 1,100 employees, of which over 300 were in its Engineering and R&D departments.

CONFERENCE CALL
A conference call and webcast will be held on May 4, 2022, at 8:30 a.m. (Eastern Time) to discuss the results.
To participate in the conference call, dial (226) 828-7575 or (833) 950-0062 (toll free). An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT

This release should be read together with our 2022 first quarter financial report, including the unaudited condensed interim consolidated financial statements of the Company as at and for the quarter ended March 31, 2022 and related management's discussion and analysis ("MD&A"), which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on our website at www.thelionelectric.com.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at March 31, 2022 and December 31, 2021
(Unaudited)

	Mar 31, 2022	Dec 31, 2021
	$	$
ASSETS
Current
Cash	155,459,640	241,702,030
Accounts receivable	38,959,413	37,899,085
Inventories	144,746,941	115,978,979
Prepaid expenses and other current assets	4,438,507	4,647,163
Current assets	343,604,501	400,227,257
Non-current
Other non-current assets	845,365	793,298
Property, plant and equipment	68,104,890	32,668,158
Right-of-use assets	59,255,209	60,902,362
Intangible assets	97,533,855	81,899,830
Contract asset	14,318,972	14,113,415
Non-current assets	240,058,291	190,377,063
Total assets	583,662,792	590,604,320

LIABILITIES
Current
Trade and other payables	45,777,582	40,409,565
Current portion of long-term debt and other debts	12,936,186	13,015,584
Current portion of lease liabilities	4,994,798	4,691,344
Current liabilities	63,708,566	58,116,493
Non-current
Long-term debt and other debts	49,265	62,086
Lease liabilities	56,006,402	57,517,973
Share warrant obligations	86,070,645	106,225,934
Non-current liabilities	142,126,312	163,805,993
Total liabilities	205,834,878	221,922,486
SHAREHOLDERS' EQUITY
Share capital	418,709,160	418,709,160
Contributed surplus	126,432,354	122,637,796
Deficit	(167,653,289)	(169,755,726)
Cumulative translation adjustment	339,689	(2,909,396)
Total shareholders' equity	377,827,914	368,681,834
Total shareholders' equity and liabilities	583,662,792	590,604,320

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
For the three months ended March 31, 2022 and 2021
(Unaudited)

	Three months ended
	Mar 31, 2022	Mar 31, 2021
	$	$
Revenue	22,646,793	6,225,478
Cost of sales	23,558,565	8,032,301
Gross loss	(911,772)	(1,806,823)

Administrative expenses	10,977,409	6,269,969
Selling expenses	5,375,502	4,383,579
Operating loss	(17,264,683)	(12,460,371)

Finance costs	1,178,408	3,907,390
Foreign exchange loss (gain)	910,642	(178,653)
Change in fair value of share warrant obligations	(21,456,170)	(75,245)
Net income (loss)	2,102,437	(16,113,863)
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment	3,249,085	(1,302,467)
Comprehensive earnings (loss) for the period	5,351,522	(17,416,330)

Earnings (loss) per share
Basic earnings (loss) per share	0.01	(0.15)
Diluted earnings (loss) per share	0.01	(0.15)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2022 and 2021
(Unaudited)

	Three months ended
	Mar 31, 2022	Mar 31, 2021
	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period	2,102,437	(16,113,863)
Non-cash items:
Depreciation and amortization	1,983,254	983,814
Share-based compensation	3,794,558	5,205,352
Accretion expense on common shares, retractable	—	1,616,013
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	56,336	153,120
Accretion expense on convertible debt instruments	—	797,214
Change in fair value of share warrant obligations	(21,456,170)	(75,245)
Unrealized foreign exchange gain	(207,744)	(35,926)
Net change in non-cash working capital items	(20,745,672)	(2,594,854)
Cash flows used in operating activities	(34,473,001)	(10,064,375)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment(1)	(35,794,350)	(1,111,899)
Acquisition of intangible assets(1)	(14,782,510)	(6,450,184)
Government assistance related to intangible assets	—	456,190
Cash flows used in investing activities	(50,576,860)	(7,105,893)
FINANCING ACTIVITIES
Net change in credit facilities	—	4,977,316
Repayment of loans on research and development tax credits and subsidies receivable	—	(2,745,712)
Increase in long-term debt	—	15,775,473
Repayment of long-term debt and other debts	(303,778)	(370,026)
Payment of lease liabilities	(1,216,817)	(447,724)
Cash flows (used in) from financing activities	(1,520,595)	17,189,327
Effect of exchange rate changes on cash held in foreign currency	328,066	(62,053)
Net decrease in cash	(86,242,390)	(42,994)
Cash (bank overdraft), beginning of period	241,702,030	(91,076)
Cash (bank overdraft), end of period	155,459,640	(134,070)
Other information on cash flows related to operating activities:
Interest paid	349,986	1,050,469
Interest paid under lease liabilities	772,087	79,471
(1)For the three months ending March 31, 2022, the amount excludes $761,293 of payables related to the acquisition of intangible assets and $7,922,816 related to the acquisition of property, plant and equipment as at March 31, 2022 and includes $554,310 and $8,797,575 of payables, respectively, as at December 31, 2021. There were no outstanding payables related to the acquisition of intangible assets and property, plant and equipment as at March 31, 2021 and December 31, 2020.

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of the Company's MD&A for the three months ended March 31, 2022 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."

This press release also makes reference to the Company’s "order book" with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation, and is neither disclosed in nor derived from the financial statements of the Company. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. In addition, the conversion of the Company’s order book into actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. The conversion of the Company’s order book into actual deliveries and sales may also be impacted by changes in government subsidies and economic incentives. For example, the conditional purchase order from Student Transportation of Canada ("STC"), a subsidiary of Student Transportation of America ("STA"), announced in October 2021 for 1,000 all-electric LionC school buses, which would represent the Company’s largest single purchase order to date, is dependent upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), in respect of which the formal application filed by STC constitutes the first application made by a customer of Lion under the ZETF program. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 of the Company's MD&A for the three months ended March 31, 2022 entitled “Caution Regarding Forward-Looking Statements” and section 10.0 of the Company's MD&A for the three months ended March 31, 2022 entitled “Order Book."

Because of these limitations, Adjusted EBITDA and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion’s business.

RECONCILIATION OF ADJUSTED EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended March 31, 2022 and 2021:

	Unaudited
	Three months ended March 31,
	2022	2021
	(in thousands)

Revenue	$22,647	$6,225

Net earnings (loss)	$2,102	($16,114)
Finance costs	1,178	3,907
Depreciation and amortization	1,983	984
Share-based compensation(1)	3,795	5,205
Change in fair value of share warrant obligations(2)	(21,456)	(75)
Foreign exchange (gain) loss(3)	911	(179)
Transaction and other non-recurring expenses(4)	169	410
Adjusted EBITDA	($11,318)	($5,861)
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 9 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2022 and 2021.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 8 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2022 and 2021.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)Represents professional fees related to financing transactions and other non-recurring professional fees.
2022 ANNUAL MEETING OF SHAREHOLDERS
Lion will be holding its 2022 Annual Meeting of Shareholders (the "Meeting") as a completely virtual meeting via live webcast on May 6, 2022, at 11:00 a.m. (Eastern Time). The decision to hold a virtual meeting only was made in an effort to contain the spread of the coronavirus (COVID-19) and to prioritize and support the well-being of Lion's shareholders, employees and other Meeting attendees.

All shareholders, regardless of their geographic location, will have an equal opportunity to participate at the virtual Meeting at https://web.lumiagm.com/442208210. To access the online Meeting platform, participants will need an Internet-connected device, such as laptops, computers, tablets or cellphones.

The Company's management information circular and notice of annual meeting of shareholders relating to the Meeting are available on Lion's website at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section, and have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North

American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following: any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants, as well as varying vaccination rates amongst different countries; any adverse effects of the Russia-Ukraine war, which is increasingly affecting economic and global financial markets and exacerbating ongoing economic challenges, including issues such as rising inflation and global supply-chain disruption; any inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; any inability to ramp-up the production of Lion's products and meet project construction and other project timelines; any inability to reduce total cost of ownership of electric vehicles sold by Lion over time; the reliance on key management and any inability to attract and/or retain key personnel; any inability to execute the Company's growth strategy; any unfavorable fluctuations and volatility in the price and availability of raw materials included in key components used to manufacture Lion’s products; the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; labor shortages which may in the form of employee turnover, departures, and demands for higher wages which result in the Company having to operate at reduced capacity, lower production and deliveries, delayed growth plans, and could pose additional challenges related to employee compensation; any inability by Lion to meet user expectations related to, or other difficulties in providing, charging solutions to its customers; any inability to maintain the Company's competitive position; any inability to reduce its costs of supply over time; any inability to maintain and enhance the Company's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; any inability to secure adequate insurance coverage or a potential increase in insurance costs; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions; and the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s annual MD&A for the fiscal year 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements included in this press release are expressly qualified in their entirety by the cautionary statements contained herein and the risk factors included in the Company’s annual MD&A for the fiscal year 2021 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACTS
MEDIA
Patrick Gervais
Vice President of Marketing and Communications
Patrick.Gervais@thelionelectric.com
514-992-1060
INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171